Filed Pursuant to Rule 424(b)(3)

Registration No. 333-251433

PROSPECTUS SUPPLEMENT

(To Prospectus dated March 4, 2021)

306,053,642 Shares of Class A Common Stock

6,650,000 Warrants

This Prospectus Supplement supplements the prospectus dated March 4, 2021 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Post-Effective Amendment No. 1 to the Form S-1 (Registration Statement No. 333- 251433) filed with the Securities and Exchange Commission (the “Commission”) on March 4, 2021 and declared effective by the Commission on March 8, 2021.

The Prospectus and this Prospectus Supplement relate to the disposition from time to time of 1) up to 306,053,642 shares of our Class A Common Stock, which include Class A Common Stock issuable upon conversion of our Class B Common Stock, the exercise of certain private placement and public warrants (together, the “Warrants”), the exercise of certain stock options, and the vesting of certain restricted stock units, and 2) up to 6,650,000 private placement warrants, which are held or may be held by the selling securityholders named in the Prospectus. We will not receive any proceeds from the sale of our securities offered by the selling securityholders under the Prospectus. We will receive up to an aggregate of approximately $208,724,873.50 from the exercise of the Warrants assuming the exercise in full of all of the Warrants for cash at a current exercise price of $11.50 per share.

This Prospectus Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Prospectus Supplement. This Prospectus Supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On April 29, 2021, we filed a Current Report on Form 8-K with the Commission. The portion of the text of such Form 8-K that is treated as “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, is attached hereto.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus and this Prospectus Supplement, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 6 of the Prospectus.

You should rely only on the information contained in the Prospectus, this Prospectus Supplement or any Prospectus Supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 29, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 28, 2021

QuantumScape Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39345	85-0796578
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

1730 Technology Drive San Jose, California		95110
(Address of principal executive offices)		(Zip code)

(408) 452-2000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	QS	The New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	QS.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02 Results of Operations and Financial Condition

The information set forth under Item 4.02 is incorporated into this Item 2.02 by reference.

Item 4.02—Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “Staff Statement”). QuantumScape Corporation, a Delaware corporation (the “Company”) has evaluated the applicability and potential impact of the Staff Statement on the Company’s financial statements. The Staff Statement clarified guidance for all SPAC-related companies regarding the accounting and reporting for their warrants that could result in the warrants issued by SPACs being classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.

On April 28, 2021, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”), in consultation with management of the Company, concluded that the Company’s consolidated financial statements for the year ended December 31, 2020 included in the Company’s (i) Annual Report on Form 10-K, filed on February 23, 2021, (ii) Registration Statement on Form S-1 (Registration No. 333-251433) effective March 8, 2021 and (iii) Registration Statement on Form S-1 (Registration No. 333- 254582) (the “Affected Period”) should no longer be relied upon based on the facts described below. Further, any previously furnished or filed reports, earnings releases, guidance, investor presentations, or similar communications, regarding the Affected Period should also not be relied upon.

In connection with making the determination to restate the financial statements covered by the Affected Period (the “Restatement”), the Company reviewed and discussed the accounting treatment of its Warrants (as described below) and the Affected Period with Ernst & Young LLP, its independent registered public accounting firm. The Company has determined that the Warrants should be accounted for as liabilities measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period. It is expected that the liabilities on the Company’s balance sheet in its restated consolidated financial statements for the year ended December 31, 2020 will increase by approximately $675 to $705 million, additional paid-in-capital will decrease by approximately $95 to $125 million, and expenses in its Statement of Operations will increase by approximately $565 to $595 million. These estimates are preliminary and subject to change as management completes the restatement. Our independent registered public accounting firm has not audited or reviewed these estimates. The Company plans to file an amendment to each relevant filings as noted above to restate the Affected Period within the next two weeks.

As of March 31, 2021, approximately 8.7 million Warrants remained outstanding; the Company anticipates that the incremental non-cash non-operating expense on its Statement of Operations related to the Warrants will be approximately $20-$40 million for the three months ended March 31, 2021.

The Company’s management is also in the process of assessing the effectiveness of the Company’s internal control over financial reporting and its disclosure controls and procedures.

The Audit Committee and the Company’s management have discussed the matters disclosed in this Item 4.02(a) with Ernst & Young LLP.

Corporate History and Background

On November 25, 2020, the original QuantumScape Corporation, now named QuantumScape Battery, Inc., consummated a business combination (the “Business Combination”) with Kensington Capital Acquisition Corp., a SPAC (“Kensington”). Legacy QuantumScape became a wholly-owned subsidiary of Kensington, and Kensington changed its name to QuantumScape Corporation. Our Class A Common Stock and public warrants are listed on the New York Stock Exchange (the “NYSE”) under the symbols “QS” and “QS.WS”, respectively. Prior to the Business Combination, Kensington issued a total of approximately 18.1 million warrants (the “Warrants”), which were assumed by the Company as part of the Business Combination, such Warrants are exercisable for the Company’s Class A Common Stock.

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Certain statements included in this Current Report on Form 8-K, which are not historical facts, are forward-looking statements, including statements about the approximate effect of the Restatement on the Company’s previously issued financial statements and the filing of amended filings to reflect the Restatement. Such forward-looking statements speak only as of the date of this Current Report. These forward-looking statements are based on management’s current expectations, assumptions and beliefs regarding future events and are based on currently available information as to the outcome and timing of future events, certain of which are beyond the Company’s control, and actual results may differ materially depending on a variety of important factors. These factors include, but are not limited to, the discovery of additional information relevant to the Affected Period, higher than expected charges after completing the Restatement process, and delays in filing amended filings for the Affected Period due to the Company’s efforts to complete the Restatement and respond to SEC comments, if any. Any or all of these occurrences could cause actual results to differ from those in the forward-looking statements.

Item 7.01 Regulation FD

On April 28, 2021, the Company issued a press release related to the matters described in Item 4.02. A copy of the press release is included as Exhibit 99.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

99.1	News release of the Company dated April 28, 2021, announcing the response to the SEC guidance applicable to warrants issued by SPACs.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: April 29, 2021

QUANTUMSCAPE CORPORATION

By:	/s/ Michael McCarthy
Name: Michael McCarthy
Title: Chief Legal Officer and Head of Corporate Development

Exhibit 99.1

QuantumScape Announces Response to SEC Guidance Applicable to Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)

SAN JOSE, CA (April 28, 2021) – QuantumScape Corporation (NYSE: QS, “QuantumScape,” or “Company”) is announcing that as a result of recent guidance provided by the SEC on April 12, 2021 regarding the accounting and reporting of warrants issued by SPACs (the “Staff Statement”), it will restate its consolidated financial statements as of and for the year ended December 31, 2020 to change the accounting treatment of its public and private placement warrants (“Warrants”).

There will be no cash impact to QuantumScape’s business or historical financial statements in the affected period due to this restatement. The change in the accounting treatment of the warrants has no effect on QuantumScape’s ongoing operations or future plans.

The restatement pertains to the accounting treatment for Warrants that were outstanding at the time of the business combination of the legacy QuantumScape Corporation with Kensington Capital Acquisition Corp. on November 25, 2020 (the “Business Combination”). Consistent with market practice among SPACs, these Warrants had previously been accounted for as equity. In consideration of the Staff Statement, QuantumScape intends to restate its historical financial statements to account for the Warrants as liabilities. These Warrants will be marked to market with non-cash fair value adjustments recorded into earnings at the end of each reporting period. The Company preliminarily estimates that the change in accounting method will cause the liabilities on the restated QuantumScape balance sheet as of December 31, 2020 to increase by approximately $675 to $705 million, additional paid-in-capital to decrease by approximately $95 to $125 million, and non-cash non-operating expenses in the Statement of Operations for the three and twelve months ended December 31, 2020 to increase by approximately $565 to $595 million. The change in the accounting treatment of the Warrants does not change the Company’s previously disclosed non-GAAP operating metrics for the three and twelve months ended December 31, 2020. These estimates are preliminary and subject to change as management completes the restatement. Our independent registered public accounting firm has not audited or reviewed these estimates.

The following provides additional detail regarding how we currently anticipate the restatement will affect our various financial statements:

•

Opening Balance Sheet Impact: As of the date of the Business Combination, the fair value of the Warrants will be reflected as warrant liabilities on our balance sheet with a corresponding offset in additional paid-in-capital within stockholder’s equity.

•

Statement of Operations Impact: Subsequent to the close of the Business Combination, changes in the non-cash fair value of the Warrants are recognized in our Statement of Operations below operating loss as “Change in fair value of assumed common stock warrant liabilities” with a corresponding amount recognized in our balance sheet when Warrants are exercised, and at each reporting period for outstanding Warrants. The impact to the Statement of Operations may fluctuate and may result in non-cash income or expense, and will generally depend on changes in the Company’s stock price, the number of Warrants exercised, and the number of Warrants outstanding at each reporting period.

•

Balance Sheet Impact: When Warrants are exercised, the fair value of the liability is reclassified to additional paid-in capital within stockholder’s equity. The cash received for the exercise of warrants is reflected in cash and cash equivalents, and the corresponding offset is reflected in additional paid-in-capital in stockholder’s equity.

•

Cash Flow Statement Impact: The changes in fair value of the Warrants have no impact on net cash provided by (used for) operating activities. The cash received for the exercise of Warrants is reflected in cash flows from financing activities.

•

Statement of Stockholders’ Equity Impact: The impact to additional paid-in-capital as of the opening balance sheet is highlighted above. Subsequent exercises of the Warrants result in a reduction of our Warrant liabilities with a corresponding increase to additional paid-in-capital in stockholder’s equity.

As of March 31, 2021, QuantumScape had approximately 8.7 million Warrants outstanding, which represent less than half of the 18.1 million Warrants originally issued by Kensington Capital Acquisition Corp. The Company anticipates that the incremental non-cash non-operating expense on its Statement of Operations related to the Warrants will be approximately $20-$40 million for the three months ended March 31, 2021.

QuantumScape intends to complete the restatement of its consolidated financial statements as of and for the year ended December 31, 2020 within the next two weeks.

About QuantumScape Corporation

QuantumScape is a leader in the development of next generation solid-state lithium-metal batteries for use in electric vehicles. The company’s mission is to revolutionize energy storage to enable a sustainable future.

For additional information, please visit www.quantumscape.com.

Management’s Use of Non-GAAP Financial Measures

The information in this press release letter references certain non-GAAP financial measures as defined by SEC rules. These non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. For example, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, including, without limitation, statements regarding the timing and potential effects of the restatement to QuantumScape’s financial statements, are forward-looking statements.

Except as otherwise required by applicable law, QuantumScape disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release, including any subsequent guidance or clarifications that the SEC may provide on this matter. Should underlying assumptions prove incorrect, actual effect to QuantumScape’s financial statements could differ materially from those expressed in any forward-looking statements.

Contacts:

For Investors

ir@quantumscape.com

For Media

media@quantumscape.com